On2 Technologies


December 11, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:   On2 Technologies, Inc.
      Registration Statement on Form S-3/A
      File No. 333-137577

Ladies and Gentlemen:

      On2 Technologies, Inc. (the "Company"), has filed a Registration Statement on Form S-3/A (File No. 333-137577) and is requesting acceleration of the effective date. The Company acknowledges the following:

o The disclosure in the filing is the responsibility of the Company. The Company represents to the Securities and Exchange Commission (the "Commission") that should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and the Company represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

o The Company further acknowledges, that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing.


      In accordance with Rule 461 of the Securities Act of 1933, as amended, the undersigned, on behalf of the Company, hereby respectfully requests that the above-referenced registration statement be declared effective at 4:30 p.m., Washington, D.C. time, on December 13, 2006, or as soon thereafter as practicable.

      Thank you for your assistance.


                                                 Very truly yours,


                                                 /s/ Matthew C. Frost
                                                 -------------------------------
                                                 Matthew C. Frost
                                                 SVP, Legal and Business Affairs